Correspondence Relating to Comment Letter

O’Melveny & Myers LLP 7 Times Square Tower New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com	File Number: 0008334-00004

VIA EDGAR

December 15, 2021

Ms. Stacie Gorman
Mr. James Lopez
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (CIK No. 0001822523)
Response to the Staff’s Comments on the Draft Registration Statement on Form S-11 Confidentially Submitted on November 12, 2021

Dear Ms. Gorman, and Mr. Lopez:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth, in Exhibit A to this letter, the Company’s proposed updated disclosure in response to the comment contained in the Staff’s letter dated December 9, 2021 regarding the Company’s draft registration statement on Form S-11 confidentially submitted via EDGAR to the Commission on November 12, 2021 (the “Draft Registration Statement”).

The Staff’s comment is repeated below.

Draft Registration Statement on Form S-11

Prospectus Summary
Collateral Overview, page 8

1.
We note the statement on page 2 that your "portfolio of loans had weighted average real estate collateral coverage of approximately 1.2 times our aggregate committed principal amount." Please expand your disclosure to clarify with specificity the limitations on your ability to foreclose under applicable state law and identify the material regulatory and legal risks associated with the jurisdictions in which your collateral is located. Further, please clarify whether listing standards would prevent you from foreclosing and taking possession of the real estate or other collateral. Please clarify whether the coverage ratio would be achievable under circumstances where, for example, you were to sell the loan or force the borrower to sell the collateral in the event of a delinquency or default.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

If you have any questions regarding the proposed updated disclosure, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com, Brophy Christensen by telephone at 415-984-8793 or via e-mail at bchristensen@omm.com or Randolph Yiap by telephone at 213-430-7780 or via e-mail at ryiap@omm.com, Brett Kaufman, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via e-mail at brett@advancedflowercapital.com, Gabriel Katz, the Director of Legal and Secretary of the Company, by telephone at 561-510-2390 or via e-mail at gabriel@advancedflowercaptial.com or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via e-mail at brandon@advancedflowercapital.com.

Very truly yours, /s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Brett Kaufman, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Gabriel Katz, Director of Legal and Secretary, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Counsel, O’Melveny & Myers LLP
Mark S. Opper, Esq., Partner, Goodwin Procter LLP

Exhibit A

Proposed Updated Disclosure